UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated February 7, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	February 7, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SUSTAINED CUSTOMER DEMAND BOOSTS JAGUAR LAND ROVER SALES

	January	% increase YOY

Jaguar Land Rover	49,066	3
Jaguar	14,066	1
Land Rover	35,000	4

February 7, 2018, Whitley, UK: Solid demand in China has given Jaguar Land Rover a positive start to the year with an increase in sales of 16%. Globally sales were up by 3% to 49,066 units in January.

Challenging market conditions meant sales were down in the UK by 4% and in Europe by 9%. Overseas markets, such as Mexico, India and Brazil, saw more positive results, with sales up by 9% to 6,551.

Andy Goss, Jaguar Land Rover Group Sales Director, said: "The continued demand in China is encouraging however we are still facing challenges because of tough trading conditions in our key UK and Europe markets.

"We are also encouraged by the fact that all-new models including the Jaguar E-PACE and 2018 Range Rover and Range Rover Sport are just entering the market."

Jaguar sales were up by 1% year-on-year with 14,066 units sold amid strong demand for the Jaguar XF Sedan, including the long-wheelbase XFL in China.

Global Land Rover sales rose by 4% with 35,000 units sold, primarily reflecting continuing strong demand for the Range Rover Velar and Land Rover Discovery.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 43,000 people globally and support around 240,000 more through our dealerships, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend more than £ 4 billion in the coming year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

For more information, please visit www.newsroom.iaquarlandrover.com or contact:

Natasha Kaur

M: +44 (0) 7469 021100

E: nkaur6@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.